

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Pierre Labbé
Chief Financial Officer
IMV Inc.
130 Eileen Stubbs Avenue
Suite 19 Dartmouth
Nova Scotia B3B 2C4
Canada

Re: IMV Inc.
Form 40-F for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No. 001-38480

Dear Mr. Labbé:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences